Morris F. DeFeo Jr. Partner Phone: 212.592.1463 Fax: 212.545.2344 mdefeo@herrick.com

April 18, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	HappyNest REIT, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed February 15, 2019

File No. 024-10928

Dear Ms. McManus:

On behalf of our client, HappyNest REIT, Inc. (the “Company”), we are responding to comments by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) that were provided on February 20, 2019 (the “Comment Letter”) to the Company’s Amendment No. 1 to the Offering Statement on Form 1-A filed on February 15, 2019.

The Company’s responses are set forth below. For convenience, the headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter, and each of the comments is restated in bold italics prior to the response. All page number references in the responses below refer to the page numbers in the Offering Circular (the “Offering Circular”) that is included in Amendment No. 2 to the Offering Statement on Form 1-A filed on April 18, 2019 (the “Offering Statement”).

Part I

1.	In Item 4 you state that the issuer has used solicitation of interest communications in connection with the proposed offering. Please file any such materials as an exhibit, as required by Item 17 of Form 1-A.

We have filed materials that contain solicitation of interest communications in connection with the proposed offering as Exhibit 13.1 to the Offering Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

April 18, 2019

Part II – Information Required In Offering Circular

Questions and Answers About This Offering, page 1

2.	On page 8 you explain how you will compensate your Sponsor. The answer provides that a fee “will be deducted from the subscriber’s account on a monthly basis.” Please revise throughout to clarify if this fee is payable by the issuer or by subscribers in the offering. If it is deducted from a subscribers account, please further revise throughout to highlight this fact and explain how you would execute any such deduction. In this regard, to the extent a subscriber’s account consists only of securities, and no cash, clarify if would you effect a sale of securities to pay the fee.

We have revised pages 5, 8, 17, 20, 69, F-16 and F-19 of the Offering Circular to clarify and highlight that an administrative fee is payable by the subscribers, and not the issuer, to the Sponsor, and to explain how such payment would be executed. We have also revised the Form of License Agreement to remove the reference to the $1 per subscriber license fee and refiled such agreement as Exhibit 6.2 to the Offering Circular.

Any capitalized term used in this letter, which is not otherwise defined in this letter, shall have the respective meaning ascribed to such term in the Offering Circular.

We thank you for your attention. Please do not hesitate to contact the undersigned at (212) 592-1463 or by email at mdefeo@herrick.com or by fax at (212) 545-2344 with any questions or further comments you have regarding the Offering Statement or if you wish to discuss the above responses. We intend to submit an acceleration request once the Commission indicates that it has no further comments on the Offering Statement.

Very truly yours,

/s/ Morris DeFeo

Morris DeFeo